November 1, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Erin Donahue, Staff Attorney

Re:    Spindletop Health Acquisition Corp.

Registration Statement on Form S-1

File No. 333-254531

Acceleration Request

Requested Date: November 3, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spindletop Health Acquisition Corp. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-254531) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Drew M. Valentine of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Drew M. Valentine of DLA Piper LLP (US) at 512-457-7019, or in his absence, Joseph Fore of DLA Piper LLP (US) at 512-457-7129. Thank you for your assistance.

Very truly yours,

/s/ Evan Melrose, MD
Evan Melrose, MD
Chief Executive Officer and Chief Financial Officer

cc:    Jeffrey C. Selman (DLA Piper LLP (US))

Joseph Fore (DLA Piper LLP (US))

Drew M. Valentine (DLA Piper LLP (US))

Paul D. Tropp (Ropes & Gray LLP)